Exhibit 6.1

December 30, 2019

Dear Fellow Generation Income Properties Shareholders:

I feel privileged to write to you as we close out 2019 and share what we have accomplished this year. Some of you have been with us since the very beginning, when we were truly just an idea, and have been patient with our growth as well as with our challenges. We have experienced our share of both growth and challenges in 2019, but 2019 has nevertheless been a year where we can ultimately quantify the aspects of our successes in a meaningful way.

First, the metrics:

We currently own six properties with annualized based rental revenue of approximately $3.25 million based on the leases in place on September 30, 2019. Since December 31, 2018, we have achieved the first steps of our strategic growth plan by increasing both the number of properties that we own and in total revenue as we doubled the number of properties owned from three properties in 2018 (with one added in December 2018) to six properties owned as of December 31, 2019.

We also paid dividends in 2019, which generated an estimated 4.20% ($.105 per share) annualized return based on an investment amount of $5.00 per share.

We had a number of important announcements during the year reflecting the acquisition of three properties, an influx of $1 million in additional equity, and the engagement of Maxim Group for a public capital raise which we hope will allow us to be placed on the NASDAQ Capital Market.

One of our more successful transactions was two Umbrella Partnership Real Estate Investment Trust (“UPREIT”) contributions which allowed for the Company to acquire two properties with a total value of approximately $18,600,000. These transactions allowed us to both substantially increase our annualized base rents as well as increase the square footage of our portfolio from 79,501 square feet to 186,497 square feet. An UPREIT allows a landlord to contribute their property to GIP in exchange for limited partnership units in our Operating Partnership that are later exchangeable for common shares in GIP. This method of adding assets has been successful for us, as it requires limited equity and it also provides the prior property owner a tax efficient method in which it can potentially monetize its assets.

Our current portfolio has a total gross asset value as of September 30, 2019 of approximately $38.6 million as compared to $14.6 million as of December 31, 2018. I feel this metric is important to show that we have the ability to find quality assets that we believe can be accretive to earnings.

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As of December 18, 2019, we have approximately $1.6 in total cash. I believe that we are conscientious about our expenses as our mindset is to only spend on aspects of the company that contribute to our growth. Therefore, with this philosophy, we are positioned well for any future acquisition targets that we may identify as well as for potential downturns that the market may afford us.

Our Portfolio

GIP currently owns six assets which are 100% occupied. Our weighted average remaining lease term is approximately eight years and our portfolio’s tenancy is 78% occupied by investment grade companies.

For those that have been with us since our inception, as well as those that have come on board afterwards, you may remember that our ultimate goal is to acquire commercial real estate assets that are located in more densely populated markets around the country that are primarily occupied by investment credit grade corporations. We have this outlook because I have experienced several market cycles in my career and the better located assets typically have a higher probability of being re-tenanted in the event of a vacancy, i.e., lease expirations, tenants downsizing their national footprints or even bankruptcies. By putting our real estate/location underwriting first, before all other benchmarks, we are positioning ourselves for greater chances of long-term success - the basis of our company.

The current property type square footage and percentage of revenue distributions of our portfolio are as follows:

●    Office: 57% of square footage, 60% of revenue

●    Industrial: 32% of square footage, 21% of revenue

●    Retail: 11% of square footage, 19% of revenue

GIP uses and takes the phrase “Real estate investments for Generations” very seriously as the outlook of the company, and subsequently each asset, has always been an attempt to provide income and growth for its current investors as well as for future generations. One of my many experiences with single-tenant properties over my career has been watching individual families make investment decisions that affect not only themselves, but their heirs. GIP is taking that philosophy and incorporating it into an institutional platform.

Our Governance

As we have grown our company, the complexities and reporting duties have commensurately increased over time. To address these concerns, we established additional governance of our company in several different ways.

First, in July 2019, we have formally added two Directors to our Board who were converted from advisory roles. Each of our Directors have a background and experience that fill important roles for GIP’s growth, and we are happy that they have all agreed to provide their guidance to us for the next stage of our company. We have taken great strides of surrounding ourselves with people who are experts in their respective fields and who are also able to provide me and GIP with valuable insight. Each of our Directors truly believe in our growth trajectory and have been willing to lend their names and reputations to our collective efforts.

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We have also made the decision to start increasing the reporting of our company’s financial statements from semi-annually to quarterly. GIP is not currently required to increase the frequency of our reporting, but we feel it will provide an additional layer of transparency for the market to understand how we are formulating our efforts.

Asset Management

While there is a certain denotation of single tenant properties that suggests passive ownership, GIP purposely takes the opposite approach with its assets. While there are minimal day-to-day property management responsibilities in our portfolio, we feel that being proactive will ultimately lead to increased revenue and lower operating costs for our portfolio. GIP works closely with the individual location managers for each property and with tenant representatives to track and monitor company performance at both the corporate level and the more specific/granular levels of each asset. By providing this “hands-on” approach to our portfolio, we are able to strategically plan for future dynamics that may pose issues for our company. Since each asset we add is meaningful to us, we make sure that we can realize not only the current income it provides but also the potential long-term appreciation of the asset. Having this conservative outlook enables us to position the company for long-term value creation as it ultimately provides stability for our properties.

Challenges

While we have been in existence since 2015 and are currently listed on the OTC Markets, we feel that we are now at the turning point to establish the growth that we have all been contemplating. Therefore, it’s only fair to disclose some of the challenges that we have faced by taking on such a large endeavor of starting, developing and growing a public company from scratch.

First, it’s important to discuss the most obvious of our difficulties - transferring shares into our current shareholders’ individual brokerage accounts. To give you some context, GIP has traversed the regulatory hurdles of five regulatory bodies which include:

1.   Securities and Exchange Commission (SEC)

2.   Internal Revenue Service (IRS)

3.   Financial Industry Regulatory Authority (FINRA)

4.   Depository Trust Company (DTC)

5.   Deposit/Withdrawal at Custodian (DWAC)

While we have been overcoming these hurdles, we’ve also taken the necessary steps to provide transparency within our company. The major brokerage firms and overall “market” have explained that there has been no history of trades for our shares and therefore they are unwilling to accept our shares into “mainstream” brokerage accounts, i.e., Wells Fargo, TD Ameritrade, Lincoln Financial, Schwab, etc. We have attempted various alternatives to supersede this process with more well-known brokerage firms but have been unsuccessful to date. Please understand that the transfer of shares from book entry into a brokerage account has actually occurred for one of our shareholders, but it was with a brokerage firm who was ultimately

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unknown to us and charged a very large fee to our shareholder to open the account. This is not a scenario in which I am comfortable recommending to any of our shareholders. Therefore, we have taken the initiative to pursue a public offering of our common stock in order to have our shares listed on either the NASDAQ Capital Market or NYSE American. To that end, we have engaged Maxim Group LLC as our Investment Bank and lead underwriter and on December 26, 2019 we filed our S-11 Registration Statement with the SEC. The prospectus may be found on the on the SEC.gov website or through this link. A successful raise will provide us with additional capital to continue our property acquisition growth strategy which should allow our shareholders to transfer their shares into their accounts as initially planned.

We realize that even with the considerable amount of progress that we have made, this is the one factor that we have yet been able to overcome. We are doing everything within our power to grow our company and get us to a place within the market’s perception where the lack of open market trade-ability will become less of an issue for each shareholder and ultimately that perception will be eliminated altogether. That has been one of our main focuses for almost twelve months, and I hope you can appreciate that it is one of the main motivations to grow our company’s size.

Outlook

There are many factors that go into the operations and growth of a public REIT. If we were just to focus on the real estate underwriting and acquisition of a portfolio, outside of the public markets, we would have far fewer challenges to grow the company. However, the intent of GIP is not solely to buy individual assets and collect rent. The goal was, and will continue to be, to provide its shareholders with a portfolio of assets that provides above market risk-adjusted returns and allows for the potential of growth throughout the lifecycle of their investment.  By aggregating assets within one entity and providing a chance for future liquidity, GIP has the potential to follow its peers in the single tenant, net leased industry to grow much further than through individualistic property acquisitions.

Conclusion

Our team has the fiduciary responsibility to grow a company whose core culture rests on the confidence that you placed on us to provide for you and your families. That philosophy is embedded in every decision we make and every challenge we face. We don’t take our values lightly because we realize that if it weren’t for our shareholders, we would not ultimately exist as a company. We believe the company is successfully executing on many parts of our strategy and I hope you can see that we will not rest until we accomplish our initially intended goals. I’m honored that I have been put in a position to navigate this process. Thank you for your continued interest and support and I wish you, your families and loved ones a healthy 2020.

Sincerely,

David Sobelman

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